Exhibit 19.1

CARROLS RESTAURANT GROUP, INC.
Syracuse, New York

PERSONNEL POLICY AND PROCEDURE

Subject:	MANAGEMENT INSIDER TRADING POLICY	Instruction No: 330 Effective Date: 12/14/06
Revised: 06/01/07
Revised: 04/08/13
Revised: 03/31/21
Revised: 10/21/21
Revised: 12/01/23

Affects:	Covered Individuals	Approved by: Jared L. Landaw
Title: Vice President, General
Counsel, and Chief Ethics and
Compliance Officer

1.Covered Individuals.

In addition to the policies and procedures that apply to all employees generally under the Carrols Restaurant Group, Inc. Policy on Insider Trading, the policies and procedures contained in this Management Insider Trading Policy (this “Policy”) apply to the following persons (collectively the “Covered Individuals”):

•all members of the Board of Directors and all Executive Officers who are required to file reports under Section 16 of the Securities Exchange Act of 1934, as amended;

•members of Senior Management;

•Controller and Assistant Controller;

•certain other individuals holding the positions set forth on the addendum to this Policy; and

•any other persons designated from time to time by the Audit Committee and/or the Chief Ethics and Compliance Officer.

2.Overview.

This Management Insider Trading Policy (combined with the Company’s Policy on Insider Trading) establishes procedures and guidelines for buying or selling securities issued by the Company.

•The Policy provides that, if you are aware of information regarding the Company that is material and is not generally known to the public, you may not buy or sell the Company’s securities, and you may not share that information with others.

•The Policy provides for “blackout periods” during which Covered Individuals are prohibited from buying or selling Company securities.

•The Policy requires that all Covered Individual obtain clearance from our Chief Ethics and Compliance Officer before buying or selling any Securities of the Company.
These prohibitions apply to any security of the Company and its subsidiaries, including debt securities and options – not just the Company’s common stock.

You should review this Policy in detail and contact the Company’s General Counsel, Jared L. Landaw, who serves as the Company’s Chief Ethics and Compliance Officer, at (315) 424-0513 ext. 2222 (or jlandaw@carrols.com) if you have any questions. You should note, however, that as a matter of law and corporate policy, you are ultimately responsible for complying with insider trading laws, this Management Insider Trading Policy and the Company’s Policy on Insider Trading. Regardless of any advice or information you receive, you will bear the consequences of any legal violations or violations of this Policy or the Company’s Policy on Insider Trading. Furthermore, the Chief Ethics and Compliance Officer’s failure to raise an objection to a transaction will not constitute a recommendation by the Company or any of its directors, officers or employees that you engage in that transaction.

Violating the insider trading laws can result in significant criminal and civil liabilities, including imprisonment and fines of up to $5,000,000. Furthermore, failure to observe and comply with all of the provisions contained in this Policy may subject you to disciplinary action by the Company, including discharge.

3.Blackout Periods.

Throughout the year there are certain periods during which Covered Individuals are more likely be in possession of material, non-public information regarding the Company’s results of operations, cash flows and financial condition.

As a result, Covered Individuals may not trade in the Company’s securities during a “blackout period” beginning on the fifteenth (15th) day of the third month of each fiscal quarter and continuing through the end of the second full trading day after the Company publicly releases its earnings for that fiscal quarter (or the fiscal year in the case of the fourth fiscal quarter).

In other words, the only period during which you may be permitted to trade in the Company’s securities (referred to as “trading window”) begins on the third trading day following the Company’s public release of earnings for the prior fiscal quarter (or fiscal year as applicable) and continues through the fourteenth (14th) day of the third month of the then current quarter. However, you remain subject to insider trading laws, and accordingly, you are prohibited from engaging in transactions even within a trading window if you are aware of material, non-public information.

To illustrate the “blackout period” and “trading window” concepts:
•For the quarter ended June 30, the blackout period runs from the opening of the market on June 15th through the end of the second full trading day after the Company releases earnings for that quarter (which would usually be expected to occur in late July/early August). No trading is allowed during that period. If the Company releases earnings prior to the opening of the market on a trading day, the day of such release shall be deemed one full trading day.

•The trading window re-opens in late July/early August on the third trading day after earnings are released. The trading window then remains open through September 14th, and the next blackout period begins on September 15th.

In addition, there may be other circumstances where the Company will impose a temporary blackout period on the Covered Individuals and/or other employees if the Chief Ethics and Compliance Officer or the Company’s Board of Directors determines that circumstances warrant a halt in trading by Covered Individuals, such as when the Company is involved in a material transaction which could have an impact on the market price of the Company’s securities. The Chief Ethics and Compliance Officer will notify Covered Individuals of the existence of any temporary blackout period. Covered Individuals may not trade in the Company’s securities until the temporary blackout period expires or is terminated, and they are prohibited from disclosing the existence of the temporary blackout period to any other persons.

4.Pre-Clearance on Trading.

To minimize the risk of an inadvertent violation of the securities laws all Covered Individuals must receive the written permission of the Chief Ethics and Compliance Officer (“pre-clearance”) before engaging in any transaction (purchase, sale, gift or other transfer, option exercise, etc.) in Company securities during a permitted trading window. A request for pre-clearance should be submitted, via e-mail, to the Chief Ethics and Compliance Officer at least two (2) business days in advance of the proposed transaction. Written permission via e-mail will be given for a specified period, but the Covered Individual will continue to be subject to the prohibition on trading while aware of material, non-public information. As previously noted, the Chief Ethics and Compliance Officer’s clearance for a transaction will not constitute a recommendation by the Company or any of its directors, officers or employees that you engage in that transaction and you bear the ultimate responsibility for complying with the requirements of the insider trading laws.

5.Transactions By Family Members.

The restrictions on trading Company securities imposed by this Policy, including the “blackout period” trading prohibitions and pre-clearance requirements set forth in Section 4 above, also apply to the members of your immediate family (i.e., any spouse, parents, children and siblings), any other persons living in your household and any other persons acting on your behalf. Accordingly, you are responsible for informing such persons of this Policy and ensuring that they comply with the requirements of this Policy.

6.Employee Stock Plans.

The restrictions imposed by this Policy do not apply to your acquisition of Company stock through the exercise of stock options granted to you by the Company. The restrictions imposed by this policy do, however, apply to sales of your securities acquired through the exercise of those options (including any sale as part of a broker-assisted cashless exercise of stock options).

7.Suppliers, Vendors and Strategic Alliance Partners.

If you are working on a matter involving a publicly-held company that is a supplier or vendor or with which the Company has entered into or is negotiating a business or contractual relationship or transaction (for instance, Restaurant Brands International Inc. or any of its subsidiaries), you are cautioned that the Company’s relationships with such entities often involve the exchange of material, non-public information.    Consequently, if you are aware of material, non-public information about any such company, you are prohibited from trading in securities of that company or passing along the information to others outside the Company, and you must not recommend or suggest that anyone buy, sell or retain securities of that company.

Regardless of whether you are working on a matter involving any of the foregoing types of suppliers, vendors, etc., all of the Company’s officers and employees must notify the Company’s Chief Ethics and Compliance Officer before taking a “material position” in the securities, or becoming a member of the Board of Directors, of such a company. For these purposes, “taking a material position” means acquiring beneficial ownership of greater than 5% of such outstanding securities or investing 10% or more of your net worth in such securities.

8.Other Trading Restrictions.

In addition to the trading restrictions described above, as a Covered Individual you are specifically prohibited from engaging in any of the following activities with respect to the Company’s securities:

(a)    short selling (i.e., selling Company securities you do not own at the time of sale);

(b)    buying or selling “uncovered” put options, call options or other derivative securities relating to the Company on a securities exchange or in any other organized securities market;

(c)    engaging in hedging transactions, such as “costless collars” and forward sale contracts;

(d)    purchasing Company securities on margin;

(e)    borrowing against Company securities in a margin account; or

(f)    pledging Company securities.

Furthermore, the Company strongly discourages you from actively trading in the Company’s stock. You should expect to hold any shares of Company stock that you acquire for at least six months before you sell them.

Pursuant to Section 16(b) of the Securities Exchange Act of 1934, any profit an officer or director realizes from a "short-swing transaction" must be paid to the Company upon demand by the Company or a stockholder acting on the Company's behalf. A short-swing transaction is any purchase and sale, or sale and purchase, of the Company's equity securities, that is not otherwise subject to a limited number of exemptions under Section 16(b), within a period of less than six months. For example, if an officer bought 1,000 shares of Company common stock for $10 per share and then, less than six months later, sold 1,000 shares of Company common stock for $20 per share, the $10,000 profit from such sale would be recoverable by the Company. As the rules regarding a "short-swing transactions" can be complex, please contact our Chief Ethics and Compliance Officer (Jared L. Landaw, our Vice President, General Counsel and Secretary at (315) 424-0513 ext. 2222 or by email at jlandaw@carrrols.com) with any questions.

9.Post-Termination Transactions.

If your service as a director, officer or other employee of the Company terminates during a blackout period applicable to you or otherwise while you are aware of material non-public information regarding the Company, you will continue to be subject to this Policy and the Company’s Policy on Insider Trading applicable to all directors, officers and employees, and specifically to the ongoing prohibition against trading, until such blackout period ends or otherwise until the information has become public or is no longer material.

10.Stop-Transfer Instructions.

The Company may, in its discretion, provide stop transfer instructions to its transfer agent in order to enforce trading restrictions imposed by this Policy or the Company’s Policy on Insider Trading, including, without limitation, restrictions relating to blackout periods or post- termination transactions.

If you have any questions concerning the propriety of a proposed transaction, or a question about this Policy generally, you are encouraged to contact our Chief Ethics and Compliance Officer (Jared L. Landaw, our Vice President, General Counsel and Secretary at (315) 424-0513 ext. 2222 or by email at jlandaw@carrols.com).

Failure to observe and comply with all of the provisions contained in this Policy may subject you to disciplinary action by the Company, including discharge. The Company reserves the right to amend this Policy at any time, but intends to provide reasonable written notification of any such revision.

Addendum

The persons holding the following positions shall also be deemed Covered Individuals under this Policy:

    Senior Director, Finance

    Director, Corporate Accounting

    Senior Manager, Financial Reporting

    Senior Financial Analyst